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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No.  1)*

                    HUDSON TECHNOLOGIES, INC.
                       (Name of Issuer)


                   COMMON STOCK. $.01 PAR VALUE
                 (Title of Class of Securities)

                         444144-10-9
                       (CUSIP Number)


                   Stephen P. Mandracchia
                  Hudson Technologies, Inc.
                  275 North Middletown Road
                 Pearl River, New York 10965
                       (845) 735-6000
        (Name, Address and Telephone Number of Person
      Authorized to receive Notice and Communications)

                    December 19, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13D-1(E, 240.13D-1(F) or 240.13D-1(G),
check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 240.13D-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP NO.  444144-10-9

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
            Stephen P. Mandracchia

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
            INSTRUCTIONS)
            (A)|_|
            (B)|_|

3.          SEC USE ONLY

4.          SOURCE OF FUNDS (SEE INSTRUCTIONS)
            PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)

6.          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

NUMBER OF     7.   SOLE VOTING POWER
SHARES             252,883 (of which 142,550 shares are issuable upon
                   exercise of options and 6,420 are issuable upon exercise of common stock purchase warrants)

BENEFICIALLY  8.   SHARED VOTING POWER
OWNED BY           228,828 (excludes 7,714 shares, representing 1/7 of
                   shares purchased by a corporation of which Reporting
                   Person's Spouse has a 1/7 ownership interest)

EACH          9.   SOLE DISPOSITIVE POWER
REPORTING          252,883 (of which 142,550 shares are issuable upon
                   exercise of options and 6,420 are issuable upon exercise of common stock purchase warrants)

PERSON        10.  SHARED DISPOSITIVE POWER
WITH               228,828 (excludes 7,714 shares, representing 1/7 of
                   shares purchased by a corporation of which Reporting
                   Person's Spouse has a 1/7 ownership interest)

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            481,711

12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   |_|


13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.3%

14.        TYPE OF REPORTING PERSON*
           IN


Item 1.   Security and Issuer

     This Amendment No. 1 relates to the Common Stock, par value $.01 per share ("Shares"), issued by Hudson Technologies, Inc., a New York corporation (the "Company"), whose principal executive offices are located at 275 North Middletown Road, Pearl River, New York 10965.

Item 2.   Identity and Background

     (a)  This Amendment No. 1 is being filed by Stephen P.
Mandracchia (the "Reporting Person").

     (b)  The Reporting Person's business address is 275 North
Middletown Road, Pearl River, New York  10965.

     (c) The Reporting Person is presently employed by the Company and serves as Vice President Legal, Regulatory and as Secretary of the Company.

     (d) The Reporting Person has not, during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in, or resulted in the Reporting Person being subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

     The source of all the purchases of Shares by the Reporting
Person was the Reporting Person's personal funds.

Item 4.   Purpose of Transaction.

           The Shares reported in this Amendment No. 1 were acquired by the Reporting Person for investment purposes.

     (a)-(j) Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decision, the Reporting Person may make purchases of additional securities of the Company, or may dispose of all or a portion of the securities of the Company that he now owns or hereafter may acquire. Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of this Amendment.

Item 5.   Interest in Securities of the Issuer.

     (a) According to the Company there were issued and outstanding 8,999,626 Shares as of December 19, 2003. The Reporting Person beneficially owns 481,711 Shares, comprising 5.3% of the 8,999,626 Shares issued and outstanding as of December 19, 2003, such ownership consisting of 332,741 Shares, 142,550 options to purchase Shares, and 6,420 Common Stock Purchase Warrants to Purchase Shares.

     (b) The Reporting Person may be deemed to have sole power to vote, direct the vote and to dispose of 252,883 Shares, of which 142,550 shares are issuable upon exercise of options and 6,420 are issuable upon exercise of common stock purchase warrants. The Reporting Person may be deemed to have shared power to vote, to direct the vote and to dispose of 228,828 Shares, which Shares are beneficially owned by the Reporting Person's spouse.

     (c) During the past 60 days the Reporting Person was issued options  to purchase 40,000 Shares at an exercise price of  $1.15 per Share, of which 5,000 Shares have, or will within 60 days, vest and become exercisable.

     (d) The Reporting Person's spouse, has the right to receive dividends on, and any proceeds from, the disposition of any Shares reported as owned by her in Item 5 above.

     (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.


      Except as described in this Item 6 and in Item 5 above, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.   Materials to be filed as Exhibits.

There are no exhibits to be filed with this Amendment No. 1.


                           SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2004
-------------
Date


/s/ Stephen P. Mandracchia
--------------------------
Signature

 Stephen P. Mandracchia
-----------------------
Name/Title